Filed Pursuant to Rule 433
Registration No. 333-180289
August 16, 2012
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Digital-Plus Performance Securities
Linked to the EURO STOXX 50® Index

‣ Digital-Plus Performance Securities linked to the EURO STOXX 50® Index

‣ Minimum upside return of 18% to 22% if the Final Level of the reference asset is at least 70% of the Initial Level

‣ If the Final Level exceeds 118% to 122% of the Initial Level, the securities will provide a one-for-one return based on the percentage increase of the index

‣ Protection from the first 30% of any losses in the reference asset

‣ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Digital-Plus Performance Securities (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. These securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 1.50% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

The securities:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

HSBC ◆

HSBC USA Inc.

Digital-Plus Performance Securities
Linked to the EURO STOXX 50® Index

Indicative Terms*

Principal Amount	$1,000 per security
Reference Asset	The EURO STOXX 50® Index ("SX5E") (Ticker: SX5E)
Minimum Upside Return	18.00% to 22.00% (to be determined on the Pricing Date)
Barrier Level	-30%
Payment at Maturity per security	**If the Reference Return is greater than or equal to the Barrier Level**, you will receive the greater of: a) $1,000 + ($1,000 × Reference Return); and b) $1,000 + ($1,000 × Minimum Upside Return). **If the Reference Return is less than the Barrier Level:** $1,000 + ($1,000 × Reference Return). For example, if the Reference Return is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Barrier Level, you will lose some or all of your investment.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Pricing Date	August 30, 2012
Trade Date	August 29, 2012
Settlement Date	September 4, 2012
Final Valuation Date†	September 1, 2015
Maturity Date†	September 4, 2015
CUSIP	4042K13H4

 * As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Securities

These Digital-Plus Performance Securities may be suitable for investors who believe that the Reference Asset will appreciate over the term of the securities. So long as the Reference Return is below the Minimum Upside Return and above the Barrier Level at maturity, the securities will outperform the Reference Return.

If the Final Level is greater than or equal to the Barrier Level, you will realize at least the Minimum Upside Return at maturity (subject to the credit risk of HSBC). If the Reference Return exceeds the Minimum Upside Return, the securities will provide a one-for-one return based on the percentage increase of the index. However, if the Reference Return is less than the Barrier Level, you will lose 1% of your investment for every 1% decline in the Reference Asset.

The offering period for the securities is through **August 29, 2012**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting a hypothetical Minimum Upside Return of 18.00%. The actual Minimum Upside Return will be determined on the Pricing Date and will not be less than 18.00% or greater than 22.00%.

Reference Return	Participation in Reference Return	Securities Return
55% **40%**	**Upside exposure**	55% **40%**
10% **0%**	**Upside exposure, subject to the Minimum Upside Return**	18% **18%**
-5% **-10%**	**Barrier of 30%**	18% **18%**
-35% **-45%**	**1x Loss Beyond Barrier**	-35% **-45%**

Information about the Reference Asset

EURO STOXX 50® Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.



The graph above illustrates the daily five-year performance of the Reference Asset through August 15, 2012. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The EURO STOXX 50® Index" on page S-40 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Digital-Plus Performance Securities



Linked to the EURO STOXX 50® Index

This free writing prospectus relates to a single offering of Digital-Plus Performance Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than the Barrier Level, lose some or all of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the EURO STOXX 50® Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The EURO STOXX 50® Index (Ticker: SX5E)
Trade Date:	August 29, 2012
Pricing Date:	August 30, 2012
Original Issue Date:	September 4, 2012
Final Valuation Date:	September 1, 2015, subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be September 4, 2015. The Maturity Date is subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Minimum Upside Return:	18.00% to 22.00% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than or equal to the Barrier Level,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of: (a) $1,000 + ($1,000 × Reference Return); and (b) $1,000 + ($1,000 × Minimum Upside Return). ***If the Reference Return is less than the Barrier Level,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows: $1,000 + ($1,000 × Reference Return). Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point decline of the Reference Asset. For example, if the Reference Return is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Barrier Level:	-30%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SX5E <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K13H4/US4042K13H48

GENERAL

This free writing prospectus relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the greater of:

(a) $1,000 + ($1,000 × Reference Return); and

(b) $1,000 + ($1,000 × Minimum Upside Return).

If the Reference Return is less than the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point decline in the Reference Asset. For example, if the Reference Return is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsor

Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will not change or will increase over the term of the securities.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

- ▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

- ▸ "— General risks related to Indices" in the Equity Index Underlying Supplement;

- ▸ "— Risks Associated with Non-U.S. Companies" in the Equity Index Underlying Supplement;

- ▸ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement;

- ▸ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement; and

- ▸ "— The Notes Will Not Be Adjusted for Changes in Exchange Rates" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The securities do not guarantee the return of any principal.

You will be fully exposed to the decline in the Reference Asset if the Reference Return is less than the Barrier Level of 70%. Accordingly, if the Reference Return is less than the Barrier Level, your Payment at Maturity will be less than the Principal Amount of your securities by an amount proportionate to the decrease in the Reference Asset. **There is no minimum payment on the securities and, accordingly, you could lose your entire investment.**

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

The securities are subject to risks associated with foreign securities markets.

Because foreign companies or foreign equity securities underlying the EURO STOXX 50® Index may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the EURO STOXX 50® Index are issued by companies located within the Eurozone, which is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of the EURO STOXX 50® Index and, consequently, on the value of the securities.

Exchange rate risk.

The EURO STOXX 50® Index includes stocks denominated in foreign currencies, the values of which may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. However, the value of your securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not expected to be the actual Initial Level of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Level: 2,400.00

▸ Hypothetical Minimum Upside Return: 18.00% (The actual Minimum Upside Return will be determined on the Pricing Date and will not be less than 18.00% or greater than 22.00%)

The actual Initial Level will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
4,800.00	100.00%	$2,000.00	100.00%
4,320.00	80.00%	$1,800.00	80.00%
3,840.00	60.00%	$1,600.00	60.00%
3,360.00	40.00%	$1,400.00	40.00%
3,120.00	30.00%	$1,300.00	30.00%
2,880.00	20.00%	$1,200.00	20.00%
2,832.00	18.00%	$1,180.00	18.00%
2,640.00	10.00%	$1,180.00	18.00%
2,520.00	5.00%	$1,180.00	18.00%
2,448.00	2.00%	$1,180.00	18.00%
2,424.00	1.00%	$1,180.00	18.00%
2,400.00	**0.00%**	**$1,180.00**	**18.00%**
2,376.00	-1.00%	$1,180.00	18.00%
2,352.00	-2.00%	$1,180.00	18.00%
2,280.00	-5.00%	$1,180.00	18.00%
2,160.00	-10.00%	$1,180.00	18.00%
2,040.00	-15.00%	$1,180.00	18.00%
1,920.00	-20.00%	$1,180.00	18.00%
1,680.00	-30.00%	$1,180.00	18.00%
1,440.00	-40.00%	$600.00	-40.00%
960.00	-60.00%	$400.00	-60.00%
480.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Level of 2,400.00 to a Final Level of 2,520.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,180.00**

Because the Reference Return is greater than the Barrier Level, and such Reference Return is less than the hypothetical Minimum Upside Return, the investor receives the Minimum Upside Return and the Final Settlement Value would be $1,180.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Minimum Upside Return)

= $1,000 + ($1,000 × 18.00%)

= $1,180.00

Example 1 shows that you will benefit from the Minimum Upside Return at maturity when the Reference Return is greater than the Barrier Level but less than the Minimum Upside Return.

Example 2: The level of the Reference Asset increases from the Initial Level of 2,400.00 to a Final Level of 3,120.00.

Reference Return:	30.00%
Final Settlement Value:	**$1,300.00**

Because the Reference Return is greater than the Minimum Upside Return, the Final Settlement Value would be $1,300.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × 30.00%)

= $1,300.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Reference Return at maturity when the Reference Return is greater than the Minimum Upside Return.

Example 3: The level of the Reference Asset decreases from the Initial Level of 2,400.00 to a Final Level of 2,280.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,180.00**

Because the Reference Return is less than zero but greater than the Barrier Level of -30%, the investor receives the Minimum Upside Return and the Final Settlement Value would be $1,180.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Minimum Upside Return)

= $1,000 + ($1,000 × 18.00%)

= $1,180.00

Example 3 shows that you will benefit from the Minimum Upside Return at maturity when the Reference Return is less than zero but greater than the Barrier Level.

Example 4: The level of the Reference Asset decreases from the Initial Level of 2,400.00 to a Final Level of 1,440.00.

Reference Return:	-40.00%
Final Settlement Value:	**$600.00**

Because the Reference Return is less than the Barrier Level of -30%, the Final Settlement Value would be $600.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + [$1,000 × (-40.00%)]

= $600.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset if the Reference Return is less than the Barrier Level. YOU MAY LOSE SOME OR ALL OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

THE EURO STOXX 50® INDEX

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from August 15, 2007 through August 15, 2012. The closing level for the SX5E on August 15, 2012 was 2,430.39. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker-dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 1.50% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

HSBC USA Inc.

$ Digital-Plus Performance Securities linked to the EURO STOXX 50® Index

August 16, 2012

FREE WRITING PROSPECTUS